Exhibit 99.67

Ontario Securities Commission	Commission des valeurs mobilières de l’Ontario	22nd Floor 20 Queen Street West Toronto ON M5H 3S8	22e étage 20, rue queen ouest Toronto ON M5H 3S8

RECEIPT

Collective Mining Ltd.

This is the receipt of the Ontario Securities Commission for the Preliminary Shelf Prospectus (NI 44-102) of the above Issuer dated November 22, 2023 (the preliminary prospectus).

The preliminary prospectus has been filed under Multilateral Instrument 11-102 Passport System in Alberta, British Columbia, Manitoba, New Brunswick, Newfoundland and Labrador, Northwest Territories, Nova Scotia, Nunavut, Prince Edward Island, Saskatchewan, and Yukon. A receipt for the preliminary prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.

November 22, 2023

Winnie Sanjoto
Winnie Sanjoto
Director, Corporate Finance Branch

Filing No.	06051116